SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                               ------------------

                               HOME HOLDINGS INC.
                               (Name of applicant)

                     c/o Risk Enterprise Management Limited
                                 59 Maiden Lane
                          New York, New York 10038-4548
                    (Address of principal executive offices)

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           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                  TITLES OF CLASSES                     AMOUNT

         [   ]% Senior Notes Due [June] __, 2006     $[    ]

         Earn Out Notes, Series I                    315,000 Units plus the
                                                     number of Units issued for
                                                     the Reserve

         Approximate date of proposed public offering:

            On or as soon as practicable after the Effective Date (as defined in the Revised Third Amended and Restated Plan of Reorganization of Home Holdings Inc. (the "Company" or the "Applicant") under Chapter 11 of the Bankruptcy Code, dated June 3, 1998 (the "Plan")).

                                Arthur D. Wilson
                    c/o Risk Enterprise; Management Limited
                                 59 Maiden Lane
                            New York, New York 10038
                         Telephone No.: (212) 530-7000

                    (Name and address of agent for service)

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The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                                     GENERAL

2. Securities Act Exemption Applicable. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

      The Applicant proposes to issue under the Plan, the Senior Notes and up to 315,000 Units plus the number of Units issued for the Reserve (as defined in the EONs).

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                                                                               3


      CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises --

            (a) Pages numbered 1 to __, consecutively.(10)

            (b)(i) The statement of eligibility and qualification of the Senior Notes Trustee under the Senior Notes Indenture.*

            (b)(ii) The statement of eligibility and qualification of the EONs Trustee under the EONs Indenture.*

            (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

      Exhibit T3A.*     Restated Certificate of Incorporation of the
                        Company filed with the Secretary of State of the State of Delaware on May 28, 1997 under the name Home Holdings
                        Inc.

      Exhibit T3B.*     Amended By-Laws of the Company.

      Exhibit T3C1.     Form of Senior Notes Indenture including exhibits
                        thereto.

      Exhibit T3C2.     Form of EONs Indenture including exhibits thereto.

      Exhibit T3D.      Not Applicable.

------------------------
(10) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.
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                                                                               4


      Exhibit T3E1.*    Notice of Chapter 11 Bankruptcy Case, Meeting
                        of Creditors & Deadlines.

      Exhibit T3E2.*    Notice of Last Date for Filing of Proofs of
                        Claim Against Home Holdings Inc. and Procedure
                        Therefor.

      Exhibit T3E3.*    Proof of Claim Form.

      Exhibit T3E4.*    Notice of (a) Hearing on Approval of Disclosure
                        Statement and (b) Deadlines and Procedures for
                        Filing Objections to Disclosure Statement.

      Exhibit T3E5.*    Amended Disclosure Statement with respect to the
                        Amended Plan of Reorganization, dated as of March 3,
                        1998.

      Exhibit T3E6.*    Amended Plan, dated as of March 3, 1998.

      Exhibit T3E7.*    Home Holdings Inc. Projected Financial
                        Information.

      Exhibit T3E8.*    Home Holdings Inc. Liquidation Analysis.

      Exhibit T3E9.*    Company's Annual Report on Form 10-K for the
                        year ended December 31, 1996, incorporated herein by reference (SEC File No. 0-19349).

      Exhibit T3E10.*   Company's Quarterly Report on Form 10-Q for the
                        quarter ended September 30, 1997, incorporated herein by reference (SEC File No. 0-19349).

      Exhibit T3E11.*   Order (A) pursuant to 11 U.S.C. ss.1125 and
                        Bankruptcy Rule 3017(b), dated March 4, 1998, approving
                        Debtors' Disclosure Statement respecting the Amended
                        Plan and (B) approving Solicitation Letter of Official
                        Committee of Unsecured Creditors.

      Exhibit T3E12.*   Notice of (a) Hearing on Confirmation of
                        Amended Plan and (b) Deadlines and Procedures for Filing Objections to Confirmation of Amended Plan.

      Exhibit T3E13.*   Recommendation Letter from the Official
                        Committee of Unsecured Creditors.

      Exhibit T3E14.*   Recommendation Letter from the Unofficial
                        Committee of Holders of Home Holdings Inc. 7% Senior
                        Notes due in 1998, 7 7/8% Senior Sinking Fund Notes due
                        in 2003 and 7 7/8% Senior Notes due in 2003.
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      Exhibit T3E15.*   Individual Ballot for Class 4-A (for accepting or
                        rejecting the Amended Plan).

      Exhibit T3E16.*   Individual Ballot for Class 4-B (for accepting or
                        rejecting the Amended Plan).

      Exhibit T3E17.*   Individual Ballot for Class 4-C (for accepting
                        or rejecting the Amended Plan)

      Exhibit T3E18.*   Individual Ballot for Class 4-D (for accepting
                        or rejecting the Amended Plan)

      Exhibit T3E19.*   Individual Ballot for Class 4-E (for accepting
                        or rejecting the Amended Plan)

      Exhibit T3E20.*   Individual Ballot for Class 5 (for accepting or
                        rejecting the Amended Plan)

      Exhibit T3E21.*   Individual Ballot for Class 6 (for accepting or
                        rejecting the Amended Plan)

      Exhibit T3E22.*   Second Amended Plan dated as of April 29, 1998

      Exhibit T3E23.*   Notice of Motion Regarding Modification of Plan
                        of Reorganization under 11 U.S.C. ss.1127 and Fed. R. Bankr. P. 3019, dated April 29, 1998.

      Exhibit T3E24.*   Motion under 11 U.S.C. ss.1127 and Fed. R.
                        Bankr. P. 3019 for Determination that
                        Modifications of Plan Shall Be Deemed Accepted and that Disclosure Statement Contains Adequate
                        Information.

      Exhibit T3E25.    Findings of Fact and Conclusions of Law Relating to, and
                        Order Confirming, the Revised Third Amended and Restated
                        Chapter 11 Plan, together with Notice of Entry of Order
                        Confirming Revised Third Amended and Restated Plan.

      Exhibit T3E26.    Post Confirmation Order and Notice.

      Exhibit T3F1.*    See Cross Reference Sheet showing the location in
                        the Senior Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C1 hereof).

      Exhibit T3F2.*    See Cross Reference Sheet showing the location in
                        the EONs Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit
                        T3C2 hereof).

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* Previously filed.

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                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Home Holdings Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused Amendment No. 1 to this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 2nd day of July, 1998.

(SEAL)                              HOME HOLDINGS INC.


                                    By /s/ Arthur D. Wilson
                                       -------------------------------------
                                       Name:  Arthur D. Wilson
                                       Title: Treasurer (Principal Financial
                                              and Accounting Officer
                                              through the Services Agreement
                                              with Risk Enterprise
                                              Management Limited)


Attest /s/ Roger M. Moak
       -----------------------------------
       Name:  Roger M. Moak
       Title: Executive Vice President,
              General Counsel & Corporate
              Secretary of Risk
              Enterprise Management
              Limited